UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 11 November, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 5 November 2024: Dealings in securities by the directors and prescribed officers of Sasol Limited and directors of major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company)

DEALINGS IN SECURITIES BY THE DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by Directors and Prescribed Officers of Sasol Limited and Directors of major subsidiaries.

The Directors and Prescribed Officers below have transacted in securities awarded and accepted in October 2019 (FY20) in terms of the rules of the 2016 LTI plan. This award represents the second tranche of that award which was subject to three year corporate performance targets and five year time based vesting criteria.

The Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. Directors and Prescribed Officers of Sasol Limited have to adhere to minimum shareholding requirements (MSR). The dealings are as set out below.

Transaction date:	30 October 2024
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (ZAR)[1]**	**Total value of the transaction (ZAR)**
Baloyi, S	Sasol Limited: Director	2 003	102,05	204 406
Laxa, R M	Sasol South Africa Limited: Director	1 875	102,05	191 344
Wenhold, H	Sasol Limited: Prescribed Officer	2 434	102,05	248 390

1. Vesting price used to calculate the tax liability, representing closing price on 29 October 2024

Transaction date:	30 October 2024
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (ZAR)[1]**	**Total value of the transaction**

				(ZAR)
Baloyi, S[2]	Sasol Limited: Director	1 886	100,00	188 600
Laxa, R M	Sasol South Africa Limited: Director	1 765	100,00	176 500
Nndwammbi, N G	Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	2 128	100,00	212 800
Wenhold, H[2]	Sasol Limited: Prescribed Officer	2 291	100,00	229 100

[1] Average selling price per share is based on transactions effected by the Company on 30 October 2024. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
[2] In terms of the MSR policy, Sasol Limited Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	**Highest price (ZAR)**	**Lowest price (ZAR)**	**Volume Weighted Average Price (ZAR)**
30 October 2024	100,00	100,00	100,00

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

5 November 2024
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 November 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary